UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release and material change report dated August 6, 2008.

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 6, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

PRESS RELEASE

Couche-Tard Launches its New Share Repurchase Program

__________________________________________________

ATD.A, ATD.B / TSX

Laval, Québec, August 6, 2008 – Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program (the "program"), authorizing the Company to purchase up to 2,693,860 Class A multiple voting shares (representing 5% of the 53,877,212 Class A multiple voting shares issued and outstanding) and 14,031,210 Class B subordinate voting shares (representing 10% of the 140,312,108 Class B subordinate voting shares of the public float) as at July 29, 2008. The net average daily trading volume for the 6-month period preceding July 29, 2008 represents 2,806 Class A multiple voting shares and 350,988 Class B subordinate voting share. In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of 25% of these averages or 1,000 shares may be made, which represent a total of 1,000 Class A multiple voting shares and a total of 87,747 Class B subordinate voting shares. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis.

The Company may purchase Class A multiple voting shares and Class B subordinate voting shares on the open market through the facilities of The Toronto Stock Exchange, from time to time, over the course of twelve months commencing August 8, 2008 and ending at the latest on August 7, 2009. All shares purchased under the share repurchase program will be cancelled. In connection with the program, the Company has established an automatic securities purchase plan to provide standard instructions regarding how the Company’s shares are to be purchased under the program. Accordingly, the Company may purchase its shares under the automatic plan on any trading day during the program including during self-imposed trading blackout periods. The automatic plan will commence and should terminate together with the program. It constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and has been approved by The Toronto Stock Exchange.

Under its previous share repurchase program which was announced on August 3, 2007, the Company purchased a total of 2 125 400 of its Class A multiple voting shares and a total of 5 859 706 Class B subordinate voting shares as at July 31, 2008.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated or not with a petroleum company) in terms of number of stores. As at April 27, 2008, our network consisted of 5,119 convenience stores, 3,273 of which include motor fuel dispensing, located in eleven large geographic markets, including eight in the United States covering 29 States and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard’s retail convenience network and executive and administrative offices.

Source

Alain Bouchard, Chairman, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272

info@couche-tard.com
www.couche-tard.com

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2

Date of Material Change

August 6, 2008

Item 3

News Release

The material change was disclosed in a press release dated August 6, 2008 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4

Summary of Material Change

Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program.

Item 5

Full Description of Material Change

Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program (the "program"), authorizing the Company to purchase up to 2,693,860 Class A multiple voting shares (representing 5% of the 53,877,212 Class A multiple voting shares issued and outstanding) and 14,031,210 Class B subordinate voting shares (representing 10% of the 140,312,108 Class B subordinate voting shares of the public float) as at July 29, 2008. The net average daily trading volume for the 6-month period preceding July 29, 2008 represents 2,806 Class A multiple voting shares and 350,988 Class B subordinate voting share. In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of 25% of these averages or 1,000 shares may be made, which represent a total of 1,000 Class A multiple voting shares and a total of 87,747 Class B subordinate voting shares. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis.

The Company may purchase Class A multiple voting shares and Class B subordinate voting shares on the open market through the facilities of The Toronto Stock Exchange, from time to time, over the course of twelve months commencing August 8, 2008 and ending at the latest on August 7, 2009. All shares purchased under the share repurchase program will be cancelled. In connection with the program, the Company has established an automatic securities purchase plan to provide standard instructions regarding how the Company’s shares are to be purchased under the program. Accordingly, the Company may purchase its shares under the automatic plan on any trading day during the program including during self-imposed trading blackout periods. The automatic plan will commence and should terminate together with the program. It constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and has been approved by The Toronto Stock Exchange.

FORM 51-102F3
MATERIAL CHANGE REPORT

Under its previous share repurchase program which was announced on August 3, 2007, the Company purchased a total of 2 125 400 of its Class A multiple voting shares and a total of 5 859 706 Class B subordinate voting shares as at July 31, 2008.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to Sylvain Aubry, Senior Director, Legal Affairs and Corporate Secretary using the telephone number reproduced above.

Item 9

Date of Report

August 6, 2008

Form: 12 - Issuer Name: Alimentation Couche-Tard Inc.	Stock Symbol: ATD-A / ATD-B

1. Securities Sought – State the following:

a) Class(es) of securities subject to the NCIB:

Class of securities: Class A Multiple Voting Shares (the "Multiple Voting Shares") and
Class B Subordinate Voting Shares ("Subordinate Voting Shares") of Alimentation Couche-Tard Inc. (the "Issuer").

b) Total number of securities:

i) issued and outstanding: (as of July 29, 2008):

53,877,212 Multiple Voting Shares; and
142,218,176 Subordinate Voting Shares

ii) if applicable, in the total public float : (as of July 29, 2008): 140,312,108

c) Percentage of securities that may be purchased under the NCIB:

i) % of issued and outstanding (maximum 5%):

5% of Class A Multiple Voting Shares

ii) % of the public float, as the case may be (maximum 10%):

10% of Class B Subordinate Voting Shares

d) Maximum number of securities that may be acquired under the NCIB:

2,693,860 Multiple Voting Shares; and
14,031,210 Subordinate Voting Shares

e) Number of securities the issuer intends to acquire under the NCIB:

2,693,860 Multiple Voting Shares; and
14,031,210 Subordinate Voting Shares

f) Is the issuer an investment fund:    NO

i) If the answer is NO, the average daily trading volume for six months prior to date hereof:

ATD.A = 2,806
ATD.B = 350,988

g) Does the issuer have a class of restricted securities:    YES

If the answer is YES:

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 - Issuer Name: Alimentation Couche-Tard Inc.	Stock Symbol: ATD-A / ATD-B

i) describe the voting rights of all equity securities:

The authorized share capital of the Issuer consists of an unlimited number of first preferred shares, issuable in series, an unlimited number of second preferred shares, issuable in series, an unlimited number of Multiple Voting Shares and an unlimited number of Subordinate Voting Shares.

The Multiple Voting Shares entitle the holders thereof to 10 votes per share (except as set out below) and the Subordinate Voting Shares entitle the holders thereof to one vote per share at meetings of shareholders of the Issuer.

The Multiple Voting Shares entitle holders thereof to one vote per share with respect to the following matters: (i) the amalgamation of the Issuer with any other corporation other than one or more of the Issuer’s subsidiaries; (ii) the sale, lease, transfer or other disposition (other than in the ordinary course of business) of all or substantially all of the assets of the Issuer to any corporation other than to one or more of the Issuer’s subsidiaries; or (iii) the voluntary liquidation, dissolution or winding-up of the Issuer.

ii) if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:

The issuer intends to repurchase more Class B Subordinate Voting Shares because the much greater market float for the shares of this class as compared to the Class A Multiple Voting Shares offers more liquidity and opportunities for making purchases.

h) Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Securities will be cancelled following their respective repurchase.

2. Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (i.e. May 1, 2004 to April 30, 2005):

Between August 8, 2008 and ending on the earlier of:

i) August 7, 2009; or

ii) that date on which the company will purchase of the maximum number of Class A multiple voting shares and the Class B subordinate voting shares specified hereafter.

3. Method of Acquisition – State the following:

a) whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made:

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 - Issuer Name: Alimentation Couche-Tard Inc.	Stock Symbol: ATD-A / ATD-B

Purchases pursuant to the NCIB will be effected through the facilities of the TSX and, subject as herein provided, at such times and in such numbers to be determined by the Issuer’s management, in accordance with the policies and rules of the TSX.

b) whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

The purchase and payment for the Multiple Voting Shares and Subordinate Voting Shares will be made by the Issuer in accordance with the requirements of TSX.

c) whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:

The price the Issuer will pay for any such Multiple Voting Shares or Subordinate Voting Shares will be the market price of such Multiple Voting Shares or Subordinate Voting Shares, as the case may be, at the time of acquisition. However, pursuant to the articles of the Issuer, the price paid for the Multiple Voting Shares may not exceed 115% of the last independent trade of a board lot of Subordinate Voting Shares. If that were to be the case, the Issuer would suspend its NCIB with respect to the Multiple Voting Shares until the price that would be paid for the Multiple Voting Shares is less than 115% of the price of the last independent trade of a board lot of Subordinate Voting Shares.

d) whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

The Issuer does not presently intend to purchase Multiple Voting Shares or Subordinate Voting Shares other than by means of open market transactions during the period that the NCIB is open.

4. Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.:

There are no restrictions on the price to be paid for the Multiple Voting Shares or Subordinate Voting Shares to be purchased pursuant to the NCIB. The funds to purchase the Multiple Voting Shares and Subordinate Voting Shares pursuant to the NCIB will be provided from the general funds of the Issuer. However, pursuant to the articles of the Issuer, the price paid for the Multiple Voting Shares may not exceed 115% of the last independent trade of a board lot of Subordinate Voting Shares. If that were to be the case, the Issuer would suspend its NCIB with respect to the Multiple Voting Shares until the price that would be paid for the Multiple Voting Shares is less than 115% of the price of the last independent trade of a board lot of Subordinate Voting Shares. Save as herein mentioned, there are no restrictions on the NCIB.

5. Reasons for the NCIB – State the purpose or business reasons for the NCIB:

The directors of the Issuer have concluded that purchases of up to 2,693,860 of the issued and outstanding Multiple Voting Shares and 14,031,210 of the issued and outstanding Subordinate Voting Shares of the Issuer under the NCIB are an appropriate and desirable investment for the Issuer and, therefore, would be in the best interests of the Issuer. As a result of such purchases under the NCIB, the number of issued Multiple Voting Shares and Subordinate Voting Shares will be decreased and, consequently, the proportionate share interest of all remaining shareholders with respect to each class will be increased on a pro rata basis.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 - Issuer Name: Alimentation Couche-Tard Inc.	Stock Symbol: ATD-A / ATD-B

6. Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material nonindependent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the knowledge of the directors and officers of the Issuer after reasonable inquiry, no independent appraisal or valuation or material non-independent appraisal or valuation regarding the Issuer, its material assets or securities has been prepared within the two years preceding the date of this notice.

7. Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a) method of acquisition: On the open market of the TSX.

b) the number of securities purchased:

2,125,400 Multiple Voting Shares;
5,859,706 Subordinate Voting Shares.

c) the weighted average price paid per security:

$15.0361 for the Multiple Voting Shares
$15.2371 for the Subordinate Voting Shares

8. Persons Acting Jointly or In Concert with the Issuer – Disclose the identity of any party acting jointly or in concert with the issuer:

To the knowledge of the Issuer, no person is acting jointly or in concert with the Issuer in connection with the NCIB.

9. Acceptance by Insiders, Affiliates and Associates –

a) name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:

To the knowledge of the Issuer and after reasonable inquiry, no director or senior officer of the Issuer, nor any associate of the foregoing, nor any person or corporation holding 10% or more of any class of equity securities of the Issuer, nor any person or corporation acting jointly or in concert with the Issuer intends to sell Multiple Voting Shares or Subordinate Voting Shares during the course of the NCIB. It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of options to purchase Subordinate Voting Shares of the Issuer under the stock option plan of the Issuer or as personal circumstances or decisions unrelated to the existence of the NCIB determine.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 - Issuer Name: Alimentation Couche-Tard Inc.	Stock Symbol: ATD-A / ATD-B

It is the Issuer's policy in connection with the NCIB to require that any broker who acts simultaneously for the vendor of Multiple Voting Shares or Subordinate Voting Shares and the Issuer certify that such vendor is not a director, officer or other insider of the Issuer.

The Issuer does not have any contract, arrangement or understanding, formal or informal, with any holder of Multiple Voting Shares or Subordinate Voting Shares with respect to its proposed purchase of Multiple Voting Shares or Subordinate Voting Shares under the NCIB.

b) where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:  N/A

10. Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:

There will be no benefits to any party mentioned in item 9 that do not accrue to all holders of the Multiple Voting Shares or Subordinate Voting Shares, as applicable.

11. Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

The directors and officers of the Issuer are not aware of any undisclosed material changes or plans or proposals for material changes in the affairs of the Issuer.

12. Participating Organization Information –

a) Name of brokerage firm: National Bank Financial
b) Name of registered representative: Frédéric Girard
c) Address of brokerage firm: 1155 Metcalfe, 5th Floor, Montréal (Québec) H3B 4S9
d) Fax number: (514) 879-3708
e) Telephone number: (514) 879-3144

13. Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

The directors and officers of the Issuer are not aware of such significant information with the exception that the Issuer has put in place parameters with the Broker in order to qualify repurchase program as an automatic plan in accordance with Ontario Securities Commission Staff Notice 55-701 and Section 175(2)(b) of Regulation 1015 of the Ontario Securities Act.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 - Issuer Name: Alimentation Couche-Tard Inc.	Stock Symbol: ATD-A / ATD-B

14. Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(s) Richard Fortin
NAME Richard Fortin

Executive Vice-President and Chief Financial Officer
TITLE

August 6, 2008
DATE

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)